UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eagle Materials Inc.

File No. 001-12984 - CF# 27359

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Eagle Materials Inc., (formerly known as Centex Construction Products, Inc. and successor to Republic Group Inc.), submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information excluded from Exhibit 99(c) filed on Form 8-K by Republic Group Inc. on September 11, 1998, which was re-filed as Exhibit 10.11 on Form 10-K by Centex Construction Products, Inc. on June 27, 2001.

Based on representations by Eagle Materials Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99(c) to Form 8-K filed September 11, 1998   through March 26, 2017
Exhibit 10.11 to Form 10-K filed June 27, 2001   through March 26, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel